EXHIBIT 12-1

MICHIGAN CONSOLIDATED GAS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2000	December 31, 1999	December 31, 1998
EARNINGS AS DEFINED (1) Pre-tax Income	$163,384	$162,389	$114,619

Fixed charges	61,884	59,340	61,304

Earnings as defined	$225,268	$221,729	$175,923

FIXED CHARGES AS DEFINED (1) Interest on long-term debt	$48,010	$48,455	$47,091

Interest on other borrowed funds	11,501	8,626	12,113

Amortization of debt discounts, premium and expense	1,121	1,144	955

Interest implicit in rentals (2)	1,252	1,115	1,145

Fixed charges as defined	$61,884	$59,340	$61,304

Ratio of Earnings to Fixed Charges	3.64	3.74	2.87

Notes:

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount is estimated to be a reasonable approximation of the interest portion of rentals.

MichCon is a guarantor of certain other debt. Fixed charges related to such debt are deemed to be immaterial and therefore have been excluded from the above ratios.